SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16
OF THE SECURITIES EXCHANGE ACT OF 1934
Dated January 9, 2003

COMMISSION FILE NUMBER 0-28778

TESCO CORPORATION
(Exact name of Registrant as specified in its charter)

CANADA
(State or other jurisdiction of incorporation or organization)

6204 — 6A STREET SOUTHEAST, CALGARY, ALBERTA, CANADA T2H 2B7
(Address of principal executive office)

Registrant’s telephone number, including area code: (403) 233-0757

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F)

Form 20-F                         Form 40-F     ✓

(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(o) under the Securities Exchange Act of 1934.)

Yes                              No     ✓

SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Tesco Corporation

/s/ Martin Hall

Martin Hall Senior Vice President, Finance

Date: January 9, 2003

Exhibit Index

The following is a list of Exhibits included as part of this Report on Form 6-K.

Description of Exhibit	Number

Material Change Report dated January 9, 2003.	Ex-99